082-05037

VITERRA™

RECEIVED
2009 MAY 18 A 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

09046153

Date: April 27, 2009
Calgary, Alberta
Listed: TSX: VT

SUPPL

TALKS CONFIRMED BETWEEN VITERRA AND ABB GRAIN

Viterra Inc. (Viterra) today confirmed a report that they are in discussions regarding a possible strategic transaction with ABB Grain Ltd. (ASX:ABB). These discussions are ongoing and the parties are engaged in continuing negotiations and due diligence activities. No transaction has been agreed to at this time, the current discussions are non-binding and no assurance can be given that any agreement on a transaction will be reached.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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http://www.viterra.ca

dlw 5/18

VITERRA™

For Immediate Release
Date: April 29, 2009
Regina, Saskatchewan
Listed: TSX: VT

Viterra to Issue Subscription Receipts

NOT FOR RELEASE IN THE UNITED STATES OR TO US WIRE SERVICES

Regina Saskatchewan - Viterra Inc. is pleased to announce that it will raise $450 million in equity through a bought deal subscription receipt offering (the "Offering") by way of a private placement to exempt purchasers. The transaction will be executed through TD Securities Inc. and Genuity Capital Markets (the "Underwriters") acting as joint bookrunners. Proceeds of the offering will provide a portion of the funding that may be required should Viterra determine that it will proceed with the acquisition of shares of ABB Grain Ltd., via a scheme of arrangement.

The price of the issue is $8.00 per subscription receipt. Each subscription receipt represents the right of the holder to receive, for no additional consideration, one common share of Viterra upon the acquisition closing of ABB Grain Ltd. The Underwriters have received an indication from Alberta Investment Management Corporation to subscribe for half of the Offering. The completion of the private placement is subject to the approval of the Toronto Stock Exchange.

On April 27, 2009, Viterra confirmed that it was in discussions regarding a possible strategic transaction with ABB Grain Ltd ("ABB"). The discussions are ongoing and the parties are engaged in continuing negotiations and due diligence activities. No transaction has been agreed to at this time.

President and Chief Executive Officer, Mayo Schmidt says, "We feel it is important to put ourselves in a position to act quickly should due diligence and negotiations result in a strategic transaction. Having this offering underwritten illustrates the market's confidence in this team's ability to carefully assess opportunities and execute strategies that deliver value for shareholders."

The subscription receipts and resulting Common Shares will be subject to an aggregate hold period in Canada of four months after the Closing Date and will not be freely tradable by holders during that time.

Closing of the subscription receipt offering is expected to take place on or about May 13, 2009. The common shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended and may not be offered or sold in the United States except in accordance with an exemption from registration.

In the event a definitive agreement is not entered into with ABB and publicly announced by June 30, 2009, acquisition closing does not occur before November 30, 2009, or the acquisition is terminated at an earlier time, holders of the subscription receipts will receive refund of the full purchase price of the subscription receipt, together with their pro rata share of interest earned thereon between the Closing Date and the Termination Date (less applicable withholding tax, if any).

For U.S. Shareholders

The securities offered hereby have not and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

Shareholder Contact:

Colleen Vancha
Viterra Inc.
(306) 569-4782

http://www.viterra.ca